# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Duolingo, Inc., CIK 0001562088
CUSIP: 26603R106
Title of class of securities: Class A common stock, $0.0001 per share
Address of issuer's principal executive offices: 5900 Penn Avenue, Pittsburgh, Pennsylvania (PA), 15206
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001870272

## Reporting persons
- Hacker Severin: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 3,198,316; shared voting power 0; sole dispositive power 3,198,316; shared dispositive power 0; aggregate amount beneficially owned 3,198,316 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Duolingo, Inc.
Address of issuer's principal executive offices: 5900 Penn Avenue, Pittsburgh, PA, 15206

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Severin Hacker (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Duolingo, Inc., 5900 Penn Avenue, Pittsburgh, PA 15206.
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4. The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of March 31, 2025, based upon 39,044,190 shares of Class A Common Stock outstanding as of February 26, 2025, based on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28. 2025.

The Reporting Person is the beneficial owner of 3,198,316 shares of Class A Common Stock, which includes (i) 72 shares of Class A Common Stock held of record by the Reporting Person, (ii) 86,075 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person that are convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis, (iii) 165,252 shares of Class A Common Stock underlying stock options held of record by the Reporting Person that are exercisable prior to May 30, 2025, and (iv) 2,946,917 shares of Class A Common Stock underlying shares of Class B Common Stock that are held of record by SBH Trust and which are convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis.
Percent of class: 7.6%
Sole power to vote or to direct the vote: 3198316
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3198316
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Hacker Severin: /s/ Severin Hacker, Severin Hacker, CTO (04/17/2025)